

Mail Stop 4546

July 31, 2017

David P. Schenkein, M.D.
President and Chief Executive Officer
Agios Pharmaceuticals, Inc.
88 Sidney Street
Cambridge, MA 02139

> **Re:** **Agios Pharmaceuticals, Inc.**
> **Form 10-K**
> **Filed February 16, 2017**
> **File No. 001-36014**

Dear Dr. Schenkein:

We have reviewed your filing and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Intellectual Property, page 20

1. Please expand your disclosure in future filings to include the expiry dates of your key patents. Also disclose in future filings the foreign jurisdictions where you have issued patents or pending patent applications. Refer to Item 101(c)(iv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance